Developing global reach and business sustainability

82-596



HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED



A member of the Anglo American plc group





Abridged Chairman's Review and Financial Distribution to Shareholders

- **HEADLINE EARNINGS R866 MILLION**
- **FINAL DIVIDEND OF 320 CENTS PER SHARE**
- **SPECIAL DIVIDEND OF 300 CENTS PER SHARE**
- **NET OPERATING CASH FLOW R1.1 BILLION**

Results for the year ended 31 December 2004

The audited group results for the year ended 31 December 2004 set out below have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards applicable to *Interim Financial Reporting and on a basis consistent with the prior year.* The auditors, Deloitte & Touche, have issued their opinion on the group annual financial statements for the year ended 31 December 2004 and a copy of the auditors unqualified report is available for inspection at the corporation's registered office.

ABRIDGED INCOME STATEMENTS

For the years ended 31 December

	2004 Rm	2003 Rm
CONTINUING OPERATIONS		
Revenue	**5 036**	3 676
Operating profit	**1 050**	82
Interest and investment income received	**44**	44
Interest paid	**(41)**	(56)
Profit before taxation	**1 053**	70
Taxation charge	**(311)**	(12)
Profit after taxation	**742**	58
DISCONTINUED OPERATIONS		
Revenue	**-**	27
Operating profit	**-**	3
Profit before disposal of discontinued operations	**-**	3
Profit on disposal of discontinued operations	**5**	7
Profit before taxation	**5**	10
Taxation charge	**(2)**	(3)
Profit after taxation	**3**	7
TOTAL OPERATIONS		
Revenue	**5 036**	3 703
Operating profit	**1 050**	85
Interest and investment income received	**44**	44
Interest paid	**(41)**	(56)
Profit before disposal of discontinued operations	**1 053**	73
Profit on disposal of discontinued operations	**5**	7
Profit before taxation	**1 058**	80
Taxation charge	**(313)**	(15)
Profit attributable to Highveld shareholders	**745**	65
Reconciliation of headline earnings		
Profit attributable to Highveld shareholders	**745**	65
Add/(less) after tax effect of:		
Profit on disposal of discontinued operations	**(3)**	(5)
Loss/(profit) on disposal and scrapping of property, plant and equipment	**124**	(6)
Headline earnings	**866**	54
Weighted average number of ordinary shares in issue	**98 210 616**	97 807 614
Number of shares issued as at year-end	**98 552 598**	97 913 798
Earnings per share – cents		
Basic	**757.8**	66.3
Basic – diluted	**753.2**	65.4
Headline	**880.8**	55.0
Headline – diluted	**875.5**	54.3

ABRIDGED BALANCE SHEETS

at 31 December

		2004 Rm	2003 Rm
ASSETS (Net of short-term borrowings and current liabilities)			
Property, plant and equipment		**1 194**	1 126
Available-for-sale investments	Note 1	**654**	912
Net cash on hand/(short-term borrowings)	Note 2	**261**	(227)
Net current assets		**540**	203
Current assets		**1 522**	933
Current liabilities		**(982)**	(730)
TOTAL NET ASSETS		**2 649**	2 014
EQUITY AND LIABILITIES			
Shareholders' equity		**2 337**	1 629
Deferred taxation		**100**	76
Interest bearing long-term liabilities		**115**	196
Long-term provisions		**97**	113
TOTAL EQUITY AND LIABILITIES		**2 649**	2 014

Note 1: Available-for-sale investments

	2004 Rm	2003 Rm
Acerinox, S.A. - at cost	**533**	533
- fair value adjustment	**167**	75
- total	**700**	608
Columbus Stainless (Proprietary) Limited	**300**	300
Other	**54**	4
Total investments	**1 054**	912
Less: amount transferred to current assets	**(400)**	–
Non current portion	**654**	912

Note 2: Net cash and cash equivalents/(net borrowings)

	2004 Rm	2003 Rm
Cash and cash equivalents	**358**	188
Short-term borrowings	**(97)**	(415)
Net cash on hand/(short-term borrowings)	**261**	(227)
Sale and lease-back and other long-term funding	**(115)**	(196)
Net cash and cash equivalents/(net borrowings)	**146**	(423)
Debt to equity ratio-percentage	**-**	26
Net asset value – cents per share	**2 371**	1 665

ABRIDGED CASH FLOW STATEMENTS

For the years ended 31 December

	2004 Rm	2003 Rm
Net cash inflow from operating activities before tax payments	**1 119**	154
Tax payments	**(88)**	(287)
Net cash outflow from investing activities	**(462)**	(194)
Net cash inflow/(outflow)	**569**	(327)
Financed as follows:		
Net cash (outflow)/inflow from financing activities	**(399)**	310
(Increase)/decrease in cash on hand	**(170)**	17
	(569)	327

ABRIDGED SEGMENTAL REPORT

for the years ended 31 December

	Steel and vanadium		Ferro-alloys		Continuing operations	
	2004	2003	**2004**	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm	**Rm**	Rm
Revenue	**3 871**	2 725	**1 165**	951	**5 036**	3 676
Operating profit	**758**	42	**292**	40	**1 050**	82

ABRIDGED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2004

	Share capital, share premium and non-distributable reserves Rm	Fair value reserve Rm	Retained profit Rm	Total Rm
Balance at 31 December 2003	561	78	990	1 629
Attributable profit			745	745
Dividends (140 cents per share)			(138)	(138)
Fair value reserve		92		92
Currency translation differences	(1)			(1)
Proceeds from shares issued	10			10
Balance at 31 December 2004	570	170	1 597	2 337

Financial results

Headline earnings for the full year amounted to R866 million, compared with the previous year's R54 million. This is equivalent to 880.8 cents per share (2003: 55 cents per share). The profit attributable to Highveld shareholders was R745 million compared with R65 million in 2003. This was after a tax charge of R313 million (2003: R15 million).

The reporting period was characterised by very strong domestic and export markets leading to significantly improved demand and selling prices for Highveld's entire range of products. These improved conditions contributed to record revenues and profits.

Production costs were well controlled and cost savings of R264 million were achieved, resulting in substantially higher operating margins. Improved production levels were also achieved. As a consequence the Group operating profit increased to R1 050 million from R85 million in 2003.

The net cash inflow for the year was R569 million (R327 million net outflow in 2003). This resulted in a net cash and cash equivalents position of R146 million at year-end compared with net borrowings of R423 million at the end of 2003.

In view of the results achieved, the Board has decided to pay a final dividend of 320 cents (2003: 20 cents).

On 7 January 2005 the Corporation sold 3 866 666 Acerinox, S.A. shares for €11.20 per share being the 50 per cent of its holding in respect of which the lock-up had expired. The Board agreed to distribute the proceeds arising from this sale in the form of a special dividend of 300 cents.

The total dividends including the special dividend for the year will amount to 740 cents (2003: 20 cents).

Carbon steel

World crude steel production increased further in 2004, reaching a new record of 1.05 billion tons, up 11 per cent on the record of 945 million tons set in 2003. Once again, the strongest growth was recorded in China, with an increase of more than 23 per cent over 2003.

Strong Chinese demand for steel products resulted in raw material costs rising sharply in early 2004. This was exacerbated by steep increases in shipping costs, which in turn resulted in higher steel prices. Given the strong international and local demand levels, Highveld's steel output was at capacity for the full year.

Strong domestic sales were recorded, being 34 per cent up on 2003 and second only to the record sales of 2002. Consumption in South Africa was broad based and, with stocks apparently maintained at relatively low levels, it is expected that domestic steel consumption will be firm in 2005.

Vanadium

Prices for vanadium improved early during the first quarter of the year and reached an initial peak during June. Due to the emerging shortage of vanadium units in the market place, prices increased further during the fourth quarter to levels last seen during 1989.

It is believed that the market is now benefiting from the full effect of the closure of uneconomic production facilities, together with increased consumption of vanadium in China. The shortage was further exacerbated by certain producers reporting extended maintenance shutdowns, which affected their output.

Vanchem operated all three of its kilns during the year with stoppages only for annual maintenance shutdowns, mainly for refractory repairs.

A capital programme commenced in the kiln and oxides area aimed at upgrading plant and equipment, improving efficiencies and de-bottlenecking. Capital will also be spent to further enhance the environmental performance of the plant.

Ferro-alloys

The year 2004 will be remembered for the sharp increases in ferro-alloy prices during the first quarter when prices rocketed to record levels peaking during April. However, during the second quarter and continuing into the third quarter, prices for silicomanganese as well as medium carbon ferromanganese reduced materially.

Production at Transalloys was satisfactory and all silicomanganese furnaces operated during the year. Major repairs to furnaces no. 5 and 7, including a full upgrade of the electrode columns on furnace no. 7, were carried out during the third quarter. Due to the improved market conditions, both medium carbon ferromanganese furnaces operated for most of the year. Substantial capital was spent during the year on furnace maintenance and refurbishment as well as on the replacement of the mobile fleet. Further furnace refurbishments are planned for 2005, which will improve furnace availability and efficiency of the operation.

Rand Carbide performed well during the year with steady demand for its main product, ferrosilicon.

Manpower

The changes in work methods continued as managers became more familiar and experienced with their new responsibilities. Significant progress was made with flexible working, particularly at artisan level. In most divisions, it is now the norm to find artisans who both operate and maintain equipment. To accompany the changes made and assist in the drive for continuous productivity improvement, a formal mechanism of performance appraisal was introduced for all employees from supervisory level and up. It was pleasing to note that manpower productivity improved by some 15 per cent in the steel works compared with 2003.

Safety, Health, Environmental and Quality

The Corporation deeply regrets having to report two fatalities, one an employee and one a contractor, during the year. Each and every incident is fully investigated and every possible action is taken to prevent a recurrence. The Corporation remains totally committed to a safe working environment and continuously updates its practises and systems aimed at this aspect of its business. This has resulted in the Group making commendable progress in reducing the Lost Time Injury Frequency Rate (LTIFR) by 27 per cent to 0.38 for the year.

The safety drive to reduce injuries in the work place included the implementation of a Behaviour Based Safety (BBS) programme, which entailed the appointment of 22 BBS coaches and one BBS champion. Management at all levels is also expected to display Visible Felt Leadership, by regularly visiting the work areas and focusing on safe working practices. It is pleasing to report that, of the 16 divisions in the Group, seven (2003: four) achieved a zero LTIFR for the year and of the remaining divisions, four achieved or did better than the target LTIFR of 0.30 for the year. The Group is targeting a further LTIFR reduction of 45 per cent for 2005 to 0.21.

Following an initiative to increase HIV/AIDS awareness, and a thrust which commenced in 2003 to promote voluntary counselling and testing (VCT), 54 per cent of the total work force of 3 804 employees had undergone VCT at year-end. A policy for administering anti-retroviral treatment (ART) was put in place in 2003 and as at the 2004 year-end 11 employees were receiving ART.

ISO 14001 surveillance audits were conducted by the certification authority within the Group and the certification of all divisions was maintained. Considerable work has been done to implement the OHSAS 18001 Safety Management System and integrate it with the other management systems.

The Group reduced water consumption by 2.1 per cent during the year. A five-year programme to achieve international best practice in emission control, waste management and water conservation has in principle been approved. The Group has also set an energy reduction target of 11.75 per cent over a ten-year period.

Regular liaison meetings were held in the various divisions with local community representatives and interested parties, to discuss environmental concerns. The discussions were open and frank feedback was given on existing programmes.

Black Economic Empowerment

During 2004, goods and services worth R300 million were purchased from a total of 128 black empowerment enterprises. A business development officer assists all Black Economic Empowerment (BEE) initiatives.

Further discussions continued with the communities located on the farm Aapjesboom, in Limpopo Province, to establish the viability of creating a small-scale mining operation. These discussions remained problematic due to a dispute between two community leaders in the area, which it is hoped will be resolved soon. A similar project is considered with the Madibaneng community on the farm Parys, also situated in Limpopo Province. The establishment of a handpicking operation at Mapochs mine is also being investigated with support from Anglo Zimele Empowerment Initiative Limited, whose aim is to invest in small businesses with the objective of creating wealth for previously disadvantaged communities.

Investments

After the sale of 3 866 666 shares the Corporation retains a holding of 1.45 per cent in Acerinox which currently is worth R350 million. The Corporation also holds a 12 per cent shareholding in Columbus Stainless (Proprietary) Limited. Acerinox, a major stainless steel producer based in Spain with facilities in the European Union, United States and South Africa, is the controlling shareholder in Columbus.

The performance of both Acerinox and Columbus showed improvement as a result of better conversion margins. Earnings of both companies were higher than those achieved in 2003. Columbus paid no dividend but dividends and share premium distribution amounting to R16 million were received from Acerinox (2003: R16 million).

Capital

A number of medium sized capital projects which have been approved by the Board were still in progress at year-end. At 31 December 2004, the approved capital, which had not been spent, amounted to R314 million (2003: R188 million).

Outlook

Total steel consumption in 2005 is expected to be higher than in 2004, despite some slowing down in growth in China. With improved prospects for consumption in the EU and the USA, steel prices are expected to maintain acceptable levels.

The demand for vanadium in 2005 is likely to remain strong as a result of sustained world production and consumption of steel, as well as the trend to the use of more sophisticated micro-alloyed steels, particularly in China. It is pleasing to note that the significant oversupply, which existed for the last few years, has been corrected by the closures of two production facilities. Current capital expenditure will ensure that supply keeps up with demand.

Real interest rates in South Africa remain high. However, the reduction which took place in nominal rates during 2004, resulting in significant growth in the South African economy should ensure that local steel consumption remains at current levels. The extensive capital expenditure plans announced by the South African Government and the mining and chemical industries, as well as the infrastructural developments envisaged for the 2010 Soccer World Cup tournament should further support local demand for steel in the near future.

The strength of the South African currency has proved to be a major negative factor both to individual companies and to the growth of South African manufactured exports in the past three and a half years. It is expected that this will remain an inhibiting factor impacting on the growth of local steel consumption in the medium term.

Export steel prices are expected to remain firm in US dollar terms on the basis of strong demand and a weak dollar. Whether returns from export sales remain attractive will depend on the relative strength of the South African currency.

During 2004 a new reheat furnace was brought into operation at the structural mill as part of the continued attention to issues of improved plant performance and cost reduction. This will show benefits during the current year. Two furnaces must, however, be refurbished in the ironmaking division during the year, which will impact on iron production.

The volatility of the Rand relative to the major currencies of the world and the currencies of competitors in our products remains a key uncertainty affecting the prospects for the Group.

On balance conditions going into 2005 remain favourable for the Group and, provided the Rand does not strengthen further against the Euro or the US dollar, it is expected that earnings will be similar to those achieved in 2004.

General

Mike Winstanley retired during the year and I thank him for his contribution to the Corporation's affairs during his ten years as a director. It is with pleasure that I welcomed Ian Botha and Godfrey Gomwe to the Board during the year. I look forward to their continuing contribution to the affairs of the Corporation.

The year 2004 will be remembered for the significant corrections which took place in both the vanadium and steel markets and which placed the Group in a position to focus on its operational performance and its longer term strategies. Good progress has been made in developing and implementing the plans that are needed to position the Group for the future. I thank André de Nysschen and all the employees for their efforts in taking advantage of these circumstances and delivering the record results.

T E Jones

Witbank
8 February 2005

HIGHVELD STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration no. 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the corporation")

Notice of Final Ordinary and Special Dividends

On Tuesday, 8 February 2005, the directors of the Corporation declared a final dividend no. 59 of 320 cents and a special dividend no. 60 of 300 cents (South African currency) on the ordinary shares for the year ended 31 December 2004, as follows:

Last day to trade to qualify for dividend (and for changes of address or dividend instructions)	Friday, 25 February 2005
Ex-dividend on the JSE Securities Exchange South Africa	Monday, 28 February 2005
Record date	Friday, 4 March 2005
Payment date of dividend	Monday, 7 March 2005

Share certificates may not be dematerialised or rematerialised between Monday, 28 February 2005 and Friday, 4 March 2005, both days inclusive.

By order of the Board

Ms A Diener
Company Secretary

Witbank
8 February 2005

The annual report will be posted to all registered shareholders during March 2005. Enquiries may be directed to e-mail address: general@hiveld.co.za

DIRECTORS: T E Jones *(Chairman)*, A J de Nysschen *(Chief Executive Officer)*, D D Barber, E Barnardo, I Botha, L Boyd, C B Brayshaw, C J Colebank, G G Gomwe (Zimbabwean), A Harris, L Matteucci, N B Mbazima (Zambian), Ms D R Motsepe, Dr A J Pienaar, B J T Shongwe

ALTERNATE DIRECTOR: G F Young

COMPANY SECRETARY: Ms A Diener

Registered Office
Portion 29 of the farm Schoongezicht no. 308 JS
District Witbank
Mpumalanga
P O Box 111
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer Secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown 2107
Tel: (011) 370-5000
Fax: (011) 688-5200

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